SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                         PSi Technologies Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

            Common Shares, par value 1 2/3 Philippine Pesos per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74438Q 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            c/o Merrill Lynch Global Emerging Markets Partners, L.P.
                            4 World Financial Center
                                   North Tower
                               New York, NY 10080
                            Telephone: (212) 449-1000

                                 With a copy to:
                             Frank J. Marinaro, Esq.
                            Merrill Lynch & Co., Inc.
                            4 World Financial Center
                                   North Tower
                               New York, NY 10080
                            Telephone: (212) 449-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 2, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-l(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note).

                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Global Emerging Markets Partners, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                          17,911,367*
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    17,911,367*
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,911,367*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              74.5%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Global Capital, L.L.C.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                          17,911,367*
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    17,911,367*
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,911,367*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              74.5%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Global Partners, Inc.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                          17,911,367*
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    17,911,367*
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,911,367*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              74.5%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ML IBK Positions, Inc.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                          17,911,367*
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    17,911,367*
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,911,367*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              74.5%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Group, Inc.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                          17,911,367*
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    17,911,367*
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,911,367*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              74.5%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              HC, CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch & Co., Inc.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                          17,911,367*
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    17,911,367*
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,911,367*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              74.5%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              HC, CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Global Emerging Markets Partners, LLC
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                          10,769,743*.  See Item 5.
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                     10,769,743*.  See Item 5.
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               10,769,743*.  See Item 5.
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              44.8%*.  See Item 5.
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Global Emerging Markets Partners II, LLC
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                           10,769,743*.  See Item 5.
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                     10,769,743*.  See Item 5.
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               10,769,743*.  See Item 5.
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              44.8%*.  See Item 5.
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              OO
--------------------------------------------------------------------------------

* Includes 7,000,000, shares of common stock of the issuer issuable pursuant to the Exchange Agreement, attached hereto as Exhibit 2, representing 34.5% of the currently outstanding common stock of the Issuer and assuming the issuance of such 7,000,000 shares of common stock.

         This Amendment No. 3 to Schedule 13D (this "Third Amendment") amends and supplements the Schedule 13D (the "Schedule 13D"), Amendment No. 1 to the
Schedule 13D (the "First Amendment") and Amendment No. 2 to the Schedule 13D (the "Second Amendment") filed by the parties with the Securities and Exchange Commission on June 7, 2001, June 16, 2003 and July 11, 2003, respectively. Except as specifically amended below, all other provisions of the Schedule 13D, the First Amendment and the Second Amendment remain in effect.

Item 2.    Identity and Background.

         The following paragraphs amend and supplement Item 2:

         This Third Amendment is being filed jointly by the parties to the
Schedule 13D, the First Amendment and the Second Amendment.

         Appendix B is amended to include the following information with respect to the executive officers and directors of the parties jointly filing the
Schedule 13D:

         (a)  name;
         (b)  business address (or residence where indicated);
         (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
         (d)  citizenship.

Item 4.    Purpose of Transaction.

         The following paragraphs amend and supplement Item 4:

         On June 2, 2005, Merrill Lynch Global Emerging Markets Partners, LLC ("MLGEMP LLC"), PSi Technologies Holdings, Inc. (the "Issuer") and PSi Technologies, Inc. ("PSi Technologies") entered into a Purchase Agreement (the "Purchase Agreement") pursuant to which MLGEMP LLC purchased from PSi Technologies a $7.0 million aggregate principal amount 10.00% Exchangeable Senior Subordinated Note (the "Note") for cash consideration of $7.0 million.

         The terms of the Note provide that PSi Technologies will pay interest on the unpaid principal amount of the Note at a rate per annum equal to 10.00%, payable semi-annually in arrears on each interest payment date as set forth in the Note. However, if on any such interest payment date (i) PSi Technologies is prohibited from paying cash interest due to restrictions set forth in the Note,
(ii) Issuer's financial performance for the two consecutive fiscal quarters ending immediately prior to such interest payment date is below a certain threshold or (iii) PSi Technologies does not pay all or a portion of the interest due on the Note on such interest payment date in 2005, then PSi Technologies may elect to pay all or any portion of such interest by adding it to the principal amount of the Note. Such amount will bear interest at the aforesaid rate and will no longer be considered to be interest due.

         The terms of the Note also provide that if, after 3 years from the date of the Note, the average price of PSi Technologies' American Depository Shares as traded during a 30-consecutive day period on the Nasdaq SmallCap Market is at least $2.00 and the average daily trading volume during such period is equal to at least 33.33% of the number of shares of the common stock of the Issuer for which the Note is then exchangeable, then PSi Technologies may notify MLGEMP LLC that it desires to redeem the Note at a price equal to the aggregate principal amount then outstanding, plus accrued but unpaid interest thereon. Prior to the redemption date specified in such notice, MLGEMP LLC may exchange or assign all or a portion of the Note as described below.

         On June 2, 2005, MLGEMP LLC, the Issuer and PSi Technologies entered into an Exchange Agreement (the "Exchange Agreement") pursuant to which the Issuer granted MLGEMP LLC an irrevocable right to exchange all or part of the Note for up to 7,000,000 shares of common stock of the Issuer (the "Exchange Rights") at a per share price of $1.00 (the "Note Exercise Price"). The Note Exercise Price is subject to reduction if the Issuer fails to meet two performance targets. If (i) the Issuer fails to meet the first performance target, then the Note Exercise Price will be reduced to $0.90 and (ii) the Issuer fails to meet the second target then (a) the Note Exercise Price will be reduced to $0.90 if the Note Exercise Price was not reduced pursuant to (i) above or (b) the Note Exercise Price will be reduced to $0.80 if the Note Exercise Price was reduced pursuant to (i) above. MLGEMP LLC may also, in its sole discretion, elect to replace all of its Exchange Rights with the right (the "Mandatory Issuance Rights") to assign a portion or all of the Note to the Issuer and subscribe for shares of common stock of the Issuer at a price per share equal to the then par value of one share of common stock of the Issuer. If MLGEMP LLC exercises its Mandatory Issuance Rights, the number of shares of common stock of the Issuer to be issued to MLGEMP LLC shall be determined by dividing the principal amount of the portion of the Note to be exchanged by the Note Exercise Price then in effect. The Note Exercise Price is subject to anti-dilution adjustments as stated in the Exchange Agreement, which take effect if the Issuer issues or sells Common Stock or Common Stock Equivalents (as defined in the Exchange Agreement) without consideration or at a price per share less than their current market price while any Exchange Right or Mandatory Issuance Right is outstanding.

         The descriptions of the Purchase Agreement, the Exchange Agreement and the Note contained in this Third Amendment do not purport to be complete and are qualified by the complete text of the agreements filed as Exhibits to this Third Amendment.

Item 5.    Interest in Securities of the Issuer.

         The following paragraphs amend and supplement Item 5:

         On June 2, 2005 MLGEMP LLC purchased from PSi Technologies a $7.0 million aggregate principal amount 10.00% Exchangeable Senior Subordinated Note for cash consideration of $7.0 million. Pursuant to the Exchange Agreement, MLGEMP LLC has Exchange Rights or Mandatory Issuance Rights, at its option, to exchange the Note for or to subscribe to 7,000,000 shares of common stock of the Issuer at the Note Exercise Price of $1.00 per share. If (i) the Issuer fails to meet the first performance target, then the Note Exercise Price will be reduced to $0.90 and MLGEMP LLC can exchange the Note for 7,777,778 shares of common stock of the Issuer and (ii) if the Issuer fails to meet the second target then
(a) the Note

Exercise Price will be reduced to $0.90 if the Note Exercise Price was not reduced pursuant to (i) above, and MLGEMP LLC can exchange the Note for 7,777,778 shares of common stock of the Issuer, or (b) the Note Exercise Price will be reduced to $0.80 if the Note Exercise Price was reduced pursuant to (i) above, and MLGEMP LLC can exchange the Note for 8,750,000 shares of common stock of the Issuer; provided however, that if the Issuer pays any of the accrued interest by adding it to the principal amount of the Note, such number of shares shall be increased accordingly. The Note Exercise Price is subject to anti-dilution adjustments as stated in the Exchange Agreement, which take effect if the Issuer issues or sells Common Stock or Common Stock Equivalents (as defined in the Exchange Agreement) without consideration or at a price per share less than their current market price while any Exchange Right or Mandatory Issuance Right is outstanding.

         The issuance of the Note and the entry into the Exchange Agreement triggered an adjustment to the note exercise price (the "2003 Note Exercise Price") with respect to the $4.0 million aggregate principal amount 10% Senior Subordinated Note issued by PSi Technologies to MLGEMP LLC on July 3, 2003 (the "2003 Note"). The 2003 Note Exercise Price was reduced from $1.15, the 2003 Note Exercise Price in effect prior to the issuance of the Note and entry into the Exchange Agreement, to $1.06 pursuant to the anti-dilution adjustment provisions contained in the exchange agreement, dated July 3, 2003, among MLGEMP LLC, the Issuer and PSi Technologies (the "2003 Exchange Agreement") entered into in connection with the issuance of the 2003 Note. Following this adjustment to the 2003 Note Exercise Price, the 2003 Note may be exchanged for up to 3,769,743 shares of common stock of the Issuer pursuant to the terms of the 2003 Exchange Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The following paragraphs amend and supplement Item 6:

         On June 2, 2005, MLGEMP LLC, the Issuer and PSi Technologies entered into the Purchase Agreement pursuant to which MLGEMP LLC purchased a $7.0 million aggregate principal amount 10.00% Exchangeable Senior Subordinated Note from PSi Technologies for cash consideration of $7.0 million.

         The terms of the Note provide that PSi Technologies will pay interest on the unpaid principal amount of the Note at a rate per annum equal to 10.00%, payable semi-annually in arrears on each interest payment date as set forth in the Note. However, if on any such interest payment date (i) PSi Technologies is prohibited from paying cash interest due to restrictions set forth in the Note,
(ii) Issuer's financial performance for the two consecutive fiscal quarters ending immediately prior to such interest payment date is below a certain threshold or (iii) PSi Technologies does not pay all or a portion of the interest due on the Note on such interest payment date in 2005, then PSi Technologies may elect to pay all or any portion of such interest by adding it to the principal amount of the Note. Such amount will bear interest at the aforesaid rate and will no longer be considered to be interest due.

         On June 2, 2005, MLGEMP LLC, the Issuer and PSi Technologies entered into the Exchange Agreement pursuant to which the Issuer granted MLGEMP LLC the Exchange Rights at the Note Exercise Price. The Note Exercise Price is subject to reduction if the Issuer fails to meet two performance targets. If (i) the Issuer fails to meet the first performance target, then the Note Exercise Price will be reduced to $0.90 and (ii) if the Issuer fails to meet the second target then (a) the Note Exercise Price will be reduced to $0.90 if the Note Exercise Price was not reduced pursuant to (i) above or (b) the Note Exercise Price will be reduced $0.80 if the Note Exercise Price was reduced pursuant to (i) above. MLGEMP LLC may also, in its sole discretion, elect to exercise its Mandatory Issuance Rights. If MLGEMP LLC exercises its Mandatory Issuance Rights, the number of shares of common stock of the Issuer to be issued to MLGEMP LLC shall be determined by dividing the principal amount of the portion of the Note to be exchanged by the Note Exercise Price then in effect. The Note Exercise Price is subject to anti-dilution adjustments as stated in the Exchange Agreement, which take effect if the Issuer issues or sells Common Stock or Common Stock Equivalents without consideration or at a price per share less than their current market price while any Exchange Right or Mandatory Issuance Right is outstanding.

         The descriptions of the Purchase Agreement, the Exchange Agreement and the Note contained in this Third Amendment do not purport to be complete and are qualified by the complete text of the agreements filed as Exhibits to this Third Amendment.

Item 7.    Materials to be filed as Exhibits.

         1. Purchase Agreement dated as of June 2, 2005, by and between Merrill Lynch Global Emerging Markets Partners, LLC, PSi Technologies Holdings, Inc. and PSi Technologies, Inc.

         2. Exchange Agreement dated as June 2, 2005, by and between Merrill Lynch Global Emerging Markets Partners, LLC, PSi Technologies Holdings, Inc. and PSi Technologies, Inc.

         3. $7,000,000 10.00% Exchangeable Senior Subordinated Note dated as of June 2, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.


Date:    June 2, 2005


MERRILL LYNCH GLOBAL EMERGING                     MERRILL LYNCH & CO., INC.
MARKETS PARTNERS, LLC
                                                  By: /S/ Frank J. Marinaro
                                                      ---------------------
                                                      Name:  Frank J. Marinaro
By: Merrill Lynch Global Emerging Partners, L.P.,     Title:  Authorized Person*
      as its Managing Member
                                                  MERRILL LYNCH GROUP, INC.
By: Merrill Lynch Global Capital L.L.C.,
      as its General Partner                      By: /S/ Frank J. Marinaro
                                                      ---------------------
                                                      Name:  Frank J. Marinaro
By: Merrill Lynch Global Partners, Inc.,              Title:  Authorized Person*
      as its Managing Member
                                                  ML IBK POSITIONS, INC.
By: /S/ Frank J. Marinaro
    ----------------------
    Name:  Frank J. Marinaro                      By: /S/ Frank J. Marinaro
    Title: Vice President and Secretary               ---------------------
                                                      Name: Frank J. Marinaro
                                                      Title: Vice President
                                                             and Secretary

MERRILL LYNCH GLOBAL EMERGING                     MERRILL LYNCH GLOBAL
MARKETS PARTNERS II, LLC                            PARTNERS, INC.

                                                  By: /S/ Frank J. Marinaro
By: Merrill Lynch Global Emerging Partners, L.P.,     ---------------------
      as its Managing Member                          Name: Frank J. Marinaro
                                                      Title: Vice President
                                                             and Secretary

By: Merrill Lynch Global Capital L.L.C.,
      as its General Partner

By: Merrill Lynch Global Partners, Inc.,
      as its Managing Member

By: /S/ Frank J. Marinaro
    ---------------------
    Name:  Frank J. Marinaro
    Title: Vice President and Secretary

MERRILL LYNCH GLOBAL
EMERGING MARKETS PARTNERS, L.P.

By: Merrill Lynch Global Capital, L.L.C.
      Its General Partner

By: Merrill Lynch Global Partners, Inc.
      Its Managing Member

By: /S/ Frank Marinaro
    ------------------
    Name: Frank J. Marinaro
    Title: Vice President and Secretary



MERRILL LYNCH GLOBAL CAPITAL, L.L.C.

By: Merrill Lynch Global Partners, Inc.
      Its Managing Member

By: /S/ Frank Marinaro
    ------------------
    Name: Frank J. Marinaro
    Title: Vice President and Secretary

* The Powers of Attorney filed with the Commission on February 9, 2001 in connection with the reporting persons' Schedule 13G regarding the Issuer are hereby incorporated by reference.

                                   APPENDIX B

                        EXECUTIVE OFFICERS AND DIRECTORS



         The names and principal occupations of each of the executive officers and directors of Merrill Lynch Global Partners, Inc., ML IBK Positions, Inc., Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc. are set forth below. Unless otherwise noted, all of these persons are United States citizens, and have as their business address 4 World Financial Center, New York, NY 10080.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, LLC

Merrill Lynch Global Emerging Markets Partners, L.P. is the managing member of Merrill Lynch Global Emerging Markets Partners, LLC. See Appendix A and the information set forth below with respect to Merrill Lynch Global Emerging Markets Partners, L.P.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS II, LLC

Merrill Lynch Global Emerging Markets Partners, L.P. is the managing member of Merrill Lynch Global Emerging Markets Partners II, LLC. See Appendix A and the information set forth below with respect to Merrill Lynch Global Emerging Markets Partners, L.P.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, L.P.

Merrill Lynch Global Capital, L.L.C. is the general partner of Merrill Lynch Global Emerging Markets Partners, L.P. See Appendix A and the information set forth below with respect to Merrill Lynch Global Capital, L.L.C.

MERRILL LYNCH GLOBAL CAPITAL, L.L.C.

Merrill Lynch Global Partners, Inc. is the managing member of Merrill Lynch Global Capital, L.L.C. See Appendix A and the information set forth below with respect to Merrill Lynch Global Partners, Inc.

MERRILL LYNCH GLOBAL PARTNERS, INC.

EXECUTIVE OFFICERS AND DIRECTORS       PRESENT PRINCIPAL OCCUPATION

Nathan C. Thorne                       Managing Director, Global Private Equity
Director, President

George A. Bitar                        Managing Director, Global Private Equity
Director, Vice President

Jerome P. Kenney                       Managing Director, Investment Banking
Director

Guido Padovano                         Managing Director, Global Private Equity
Director, Vice President
Citizenship: Italy

Mandakini Puri                         Managing Director, Global Private Equity
Director, Vice President

Brian A. Renaud                        Managing Director, Global Private Equity
Director, Vice President

ML IBK POSITIONS, INC.

EXECUTIVE OFFICERS AND DIRECTORS       PRESENT PRINCIPAL OCCUPATION

Gary M. Carlin                         First Vice President, Investment
President                              Banking Finance

Nathan C. Thorne                       Managing Director, Global Private Equity
Director, Vice President

George A. Bitar                        Managing Director, Global Private Equity
Director, Vice President

Mandakini Puri                         Managing Director, Global Private Equity
Director, Vice President

MERRILL LYNCH GROUP, INC.

EXECUTIVE OFFICERS AND DIRECTORS       PRESENT PRINCIPAL OCCUPATION

Richard A. Alsop                       First Vice President, Corporate Law
Director and Vice President

Kevin K. Dolan                         First Vice President, Corporate Tax
Director, Vice President

Haig J. Nargesian                      First Vice President, Corporate Finance
Director, Vice President and Treasurer

Kathleen Skero                         First Vice President, Corporate Finance
President and Director

MERRILL LYNCH & CO., INC.

EXECUTIVE OFFICERS AND DIRECTORS       PRESENT PRINCIPAL OCCUPATION

Rosemary T. Berkery                    Executive Vice President; General Counsel
Executive Officer

Jill K. Conway                         Visiting Scholar, Massachusetts Institute
Director                               of Technology
                                       c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Alberto Cribiore                       Managing Partner, Brera Capital Partners
Director                               c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Robert C. Doll                         Senior Vice President; President and
Executive Officer                      Chief Investment Officer, Merrill Lynch
                                       Investment Managers

Jeffrey N. Edwards                     Senior Vice President, Chief Financial
Executive Officer                      Officer

Ahmass L. Fakahany                     Executive Vice President; Chief
Executive Officer                      Administrative Officer

John D. Finnegan                       Chairman of the Board of The Chubb
Director                               Corporation
                                       c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Gregory J. Fleming                     Executive Vice President; President,
Executive Officer                      Global Markets and Investment Banking

James P. Gorman                        Executive Vice President; President,
Executive Officer                      Global Private Client

Do Woo Kim                             Executive Vice President; President,
Executive Officer                      Global Markets and Investment Banking

Robert J. McCann                       Executive Vice President; President,
Executive Officer                      Vice Chairman, Wealth Management Group


Heinz-Joachim Neuburger                Executive Vice President and Chief
Director                               Financial Officer of Siemens AG; Member
Citizenship: Germany                   of the Executive Committee of the
                                       Managing Board of Siemens AG
                                       c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

David K. Newbigging                    Chairman of the Board of Friends'
Director                               Provident plc
Citizenship:  United Kingdom           c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

E. Stanley O'Neal                      Chairman of the Board, President and
Director and Executive Officer         Chief Executive Officer

Aulana L. Peters                       Corporate Director
Director                               c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Joseph W. Prueher                      Corporate Director, Consulting Professor
Director                               to the Stanford-Harvard Preventive
                                       Defense Project
                                       c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Ann N. Reese                           Co-Founder and Co-Executive Director of
Director                               the Center for Adoption Policy
                                       c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Charles O. Rossotti                    Senior Advisor to The Carlyle Group
Director                               c/o Corporate Secretary's Office
                                       222 Broadway, 17th Fl.
                                       New York, NY 10038

Laurence A. Tosi                       Managing Director, Finance Director
Executive Officer

                                INDEX TO EXHIBITS

Exhibit No.             Description

1. Purchase Agreement dated as of June 2, 2005, by and between Merrill Lynch Global Emerging Markets Partners, LLC, PSi Technologies Holdings, Inc. and PSi Technologies, Inc.

2. Exchange Agreement dated as June 2, 2005, by and between Merrill Lynch Global Emerging Markets Partners, LLC, PSi Technologies Holdings, Inc. and PSi Technologies, Inc.

3. $7,000,000 10.00% Exchangeable Senior Subordinated Note dated as of June 2, 2005.


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